SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Qudian Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 11

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

CUSIP NO. 747798 106	13 G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Ever Bliss Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,449,253 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,449,253 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,449,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% *
12	TYPE OF REPORTING PERSON PN

* Based on 262,347,283 shares of Class A ordinary shares outstanding as of December 31, 2017.

CUSIP NO. 747798 106	13 G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Ever Bliss Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,449,253 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,449,253 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,449,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON PN

* Based on 262,347,283 shares of Class A ordinary shares outstanding as of December 31, 2017.

CUSIP NO. 747798 106	13 G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Ever Bliss Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,449,253 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,449,253 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,449,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON OO

* Based on 262,347,283 shares of Class A ordinary shares outstanding as of December 31, 2017.

CUSIP NO. 747798 106	13 G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS TAN JUI KUANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,379,351(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,379,351(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,379,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%*
12	TYPE OF REPORTING PERSON IN

(1)	20,379,351 shares represent (i) 18,449,253 shares indirectly held through Ever Bliss Fund L.P. and (ii) 1,930,098 shares held by Joyful Bliss Limited, whose ultimate general partner is an entity for which TAN JUI KUANG serves as a director.

* Based on 262,347,283 shares of Class A ordinary shares outstanding as of December 31, 2017.

CUSIP NO. 747798 106	13 G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Lim Hock Beng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,449,253
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,449,253
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,449,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON IN

* Based on 262,347,283 shares of Class A ordinary shares outstanding as of December 31, 2017.

CUSIP NO. 747798 106	13 G	Page 7 of 12 Pages

ITEM 1(A).	NAME OF ISSUER

Qudian Inc. (the “Issuer”)

ITEM1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

15/F Lvge Industrial Building,

1 Datun, Chaoyang District,

Beijing 100012, People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Ever Bliss Fund, L.P., a Cayman Islands exempted limited partnership, Ever Bliss Partners, L.P., a Cayman Islands exempted limited partnership, Ever Bliss Holdings Ltd., a Cayman Islands exempted company, TAN JUI KUANG, a Singapore citizen and Lim Hock Beng, a Singapore citizen. The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

Ever Bliss Fund, L.P.

Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square

Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104

Cayman Islands

Ever Bliss Partners, L.P.

Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square

Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104

Cayman Islands

Ever Bliss Holdings Ltd.

Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square

Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104

Cayman Islands

TAN JUI KUANG

Room 1308, China Central Place Tower 1

81 Jianguo Road, Beijing

China

Lim Hock Beng

26 JLN TARI SERIMPI

Singapore, 799113

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A ordinary shares, par value US$0.0001.

CUSIP NO. 747798 106	13 G	Page 8 of 12 Pages

ITEM 2(D)	CUSIP NUMBER 747798 106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements and the memorandum and articles of association of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. 747798 106	13 G	Page 9 of 12 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 747798 106	13 G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

Ever Bliss Fund, L.P. By Ever Bliss Partners, L.P. Its General Partner By Ever Bliss Holdings, Ltd. Its General Partner	/s/ Lim Hock Beng Director Lim Hock Beng
Ever Bliss Partners, L.P. By Ever Bliss Holdings, Ltd. Its General Partner	/s/ Lim Hock Beng Director Lim Hock Beng
Ever Bliss Holdings, Ltd.	/s/ Lim Hock Beng Director Lim Hock Beng
TAN JUI KUANG	/s/ TAN JUI KUANG Signature
Lim Hock Beng	/s/ Lim Hock Beng Signature

CUSIP NO. 747798 106	13 G	Page 11 of 12 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 747798 106	13 G	Page 12 of 12 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2018

Ever Bliss Fund, L.P. By Ever Bliss Partners, L.P. Its General Partner By Ever Bliss Holdings, Ltd. Its General Partner	/s/ Lim Hock Beng Director Lim Hock Beng
Ever Bliss Partners, L.P. By Ever Bliss Holdings, Ltd. Its General Partner	/s/ Lim Hock Beng Director Lim Hock Beng
Ever Bliss Holdings, Ltd.	/s/ Lim Hock Beng Director Lim Hock Beng
TAN JUI KUANG	/s/ TAN JUI KUANG Signature
Lim Hock Beng	/s/ Lim Hock Beng Signature